SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 15)

                       Atlas Air Worldwide Holdings, Inc.*
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    049164205
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Philip Falcone
                               555 Madison Avenue
                                   16th Floor
                            New York, New York 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

* IMPORTANT NOTE: THE SECURITIES SET FORTH IN THIS REPORT ARE DIRECTLY BENEFICIALLY OWNED BY HMC ATLAS AIR, L.L.C. AND/OR HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. (COLLECTIVELY, THE "DIRECT BENEFICIAL OWNERS"). ALL OTHER ENTITIES AND PERSONS ARE INCLUDED WITHIN THIS REPORT DUE TO THEIR AFFILIATION WITH ONE OR BOTH OF THE DIRECT BENEFICIAL OWNERS.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Atlas Air, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,506,613

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,506,613

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,506,613

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,506,613

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,506,613

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,506,613

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,506,613

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,506,613

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,506,613

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.9%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations Fund, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     983,289

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     983,289

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     983,289

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Special Situations GP, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     983,289

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     983,289

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     983,289

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Holdings, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,489,902

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,489,902

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,489,902

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.5%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 049164205
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,489,902

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,489,902

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,489,902

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.5%

14.  TYPE OF REPORTING PERSON*

     IN

CUSIP No. 049164205
          ---------

Item 1. Security and Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MAY 20, 2009.
--------------------------------------------------------------------------------

Item 2. Identity and Background.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MAY 20, 2009.
--------------------------------------------------------------------------------

Item 3. Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE SCHEDULE 13D/A FILED ON MAY 20, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

As of the date hereof HMC Atlas Air may be deemed to beneficially own 2,506,613 Shares.

As of the date hereof Harbinger Management may be deemed to beneficially own 2,506,613 Shares.

As of the date hereof Harbinger LLC may be deemed to beneficially own 2,506,613 Shares.

As of the date hereof the Special Fund may be deemed to beneficially own 983,289 Shares.

As of the date hereof HCPSS may be deemed to beneficially own 983,289 Shares.

As of the date hereof Harbinger Holdings may be deemed to beneficially own 3,489,902 Shares.

As of the date hereof Philip Falcone may be deemed to beneficially own 3,489,902 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------

Item 4. Purpose of Transaction.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MAY 20, 2009.

--------------------------------------------------------------------------------

Item 5. Interest in Securities of the Issuer.

ITEM 5 OF THE SCHEDULE 13D/A FILED ON MAY 20, 2009 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

(a, b) As of the date hereof, HMC Atlas Air may be deemed to be the beneficial owner of 2,506,613 Shares, constituting 11.9% of the Shares of the Issuer, based upon 21,095,802 Shares outstanding as of the date of this filing.

HMC Atlas Air has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,506,613 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,506,613 Shares.

(a, b) As of the date hereof, Harbinger Management may be deemed to be the beneficial owner of 2,506,613 Shares, constituting 11.9% of the Shares of the Issuer, based upon 21,095,802 Shares outstanding as of the date of this filing.

Harbinger Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,506,613 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,506,613 Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 2,506,613 Shares, constituting 11.9% of the Shares of the Issuer, based upon 21,095,802 Shares outstanding as of the date of this filing.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,506,613 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,506,613 Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 983,289 Shares, constituting 4.7% of the Shares of the Issuer, based upon 21,095,802 Shares outstanding as of the date of this filing.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 983,289 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 983,289 Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 983,289 Shares, constituting 4.7% of the Shares of the Issuer, based upon 21,095,802 Shares outstanding as of the date of this filing.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 983,289 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 983,289 Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 3,489,902 Shares, constituting 16.5% of the Shares of the Issuer, based upon 21,095,802 Shares outstanding as of the date of this filing.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,489,902 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,489,902 Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 3,489,902 Shares, constituting 16.5% of the Shares of the Issuer, based upon 21,095,802 Shares outstanding as of the date of this filing.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,489,902 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,489,902 Shares.

--------------------------------------------------------------------------------

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons in the past sixty days are set forth in Exhibit B.
--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON MAY 20, 2009.

--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

THE FOLLOWING MATERIALS ARE FILED AS EXHIBITS TO THIS SCHEDULE 13D/A:
Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HMC Atlas Air, L.L.C.

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

August 7, 2009

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 15, dated August 7, 2009 relating to the Common Stock of Atlas Air Worldwide Holdings, Inc. shall be filed on behalf of the undersigned.

HMC Atlas Air, L.L.C.

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Offshore Manager, L.L.C.
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
-------------------------

Harbinger Capital Partners Special Situations Fund, L.P.
By: Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Capital Partners Special Situations GP, LLC
By: Harbinger Holdings, LLC, Managing Member

By: /s/ Philip Falcone
------------------------

Harbinger Holdings, LLC

By: /s/ Philip Falcone
------------------------

/s/ Philip Falcone
---------------------
Philip Falcone

August 7, 2009

                                                                       Exhibit B

                        Transactions in the Common Stock
                        --------------------------------

TRANSACTIONS BY HMC ATLAS AIR, L.L.C.

Date of                        Number of Shares               Price per Share
Transaction                    Purchase/(Sold)

8/5/09                              (74,374)                      $27.74
8/6/09                              (14,904)                      $27.97
8/7/09                              (274,637)                     $28.37

TRANSACTIONS BY HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

Date of                         Number of Shares              Price per Share
Transaction                     Purchase/(Sold)

8/5/09                              (28,367)                      $27.74
8/6/09                              (5,796)                       $27.97
8/7/09                              (77,462)                      $28.37

SK 26666 0002 1020776